FOR IMMEDIATE RELEASE

Bitzero Provides Corporate Update on Balance Sheet, Site Readiness and Leasing Progress

Company reports full repayment of its debt facility, continued operating cash flow from bitcoin mining, and available capacity for prospective tenants across its Nordic portfolio

Vancouver, BC - September 1st, 2026 // Bitzero Holdings Inc. (Nasdaq: AIBZ) (CSE: AIBZ.U) (FSE:000) ("Bitzero" or the "Company"), a provider of sustainable high-performance compute ("HPC") and AI data center infrastructure, today provided a corporate update covering its balance sheet, operating profile, site development progress, and leasing progress and other offtake activity across its Nordic portfolio.

The Company has fully repaid its $25 million debt facility, marking an important milestone in the continued strengthening of Bitzero's balance sheet and capital structure. Following the repayment, all liens and security interests previously granted in connection with the facility have been released from the Company's assets in accordance with the applicable payoff, discharge and release mechanics. With a growing base of infrastructure assets and no material debt obligations, Bitzero believes it is well positioned to continue advancing its platform from a position of increased financial strength. The Company continues to fund operations and remaining power-related capital expenditures through its bitcoin mining operations, which provide ongoing cash flow support to the business. At current Bitcoin prices, the Company's mining operations continue to benefit from improving economics and increasing profitability. Bitzero expects that the major capital expenditures required for tenant deployment will be project level financed and incurred once a lease has been signed. As a result, the Company does not currently anticipate significant capital requirements prior to lease execution.

Bitzero also provided an update on development progress at its Norway site, where the Company continues to expect power readiness for 110MW this year. The foundations for the site's two 60MVA transformers have been completed, and the transformers themselves are currently en route to the site with expected delivery in Q4. The high-voltage cable is also scheduled to arrive in Q4, representing one of the final steps toward energization this year and subsequent customer readiness.

Norway Site 110MW Expansion Under Construction

At its Finland site, Bitzero has secured a neighboring petrochemical site to provide backup power in support of the planned data center campus buildout. The related power build-out is expected to be completed in parallel with development of the data center itself. The first plot, which is expected to support 80MW of gross load, is already industrially zoned, along with two other zoned plots, while additional plots forming the total planned campus area are expected to be developed in parallel with phased power readiness.

The Company continues to advance lease discussions across its portfolio and is expected to have ready-for-service capacity available beginning in Q4 2027 through Q1 2028 for potential tenants at both of its Nordic sites, including 110MW in Norway and 80MW in Finland. In support of these efforts, Bitzero has built out the execution platform around its sites through previously announced partnerships, including its strategic relationship with Vertiv, as well as the engagement of best-in-class consultants and project partners to support engineering, infrastructure planning, and overall project delivery.

"Repaying the debt facility marks an important step in strengthening the Company financially, but the larger story is the continued execution and positioning of our platform," said Founder & CEO, Mohammed Bakhashwain. "From power readiness and expansion planning in Norway, to ongoing site advancement in Finland, to active lease discussions across our Nordic portfolio, we are continuing to move the business forward in a disciplined way. With ready-for-service capacity expected to be available beginning in Q4 2027 through Q1 2028, and with the support of Vertiv, local consultants, and project partners, we believe Bitzero is well positioned to advance toward tenant conversion and long-term infrastructure growth."

This update reflects Bitzero's continued focus on disciplined execution, balance sheet improvement, and long-term value creation as it advances its strategy of building sustainable digital infrastructure capacity across the Nordics.

About Bitzero Holdings Inc.

Bitzero Holdings Inc. is a provider of IT energy infrastructure and high-efficiency power for data centers. The Company focuses on data center development, high-performance compute (HPC), and strategic data center hosting partnerships. Bitzero Holdings Inc. has four data center locations in the North American and Nordic regions, with its Nordic assets powered by clean, low-carbon energy sources. Visit www.bitzero.com for more information.

Bitzero Contact
Mohammed Bakhashwain
+44 777 303 0394
investors@bitzero.com

Bitzero Investor Relations Contact
Victoria Rutherford
480-625-5772
Victoria@adcap.ca

Forward-looking statements

This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws. Forward-looking information in this news release includes, but is not limited to, statements regarding: the Company's expected power readiness and energization of 110MW at its Norway site in 2026; the expected delivery of transformers and high-voltage cable in the fourth quarter of 2026; subsequent customer readiness; the timing and development of the Finland data center campus and related power infrastructure; the expected gross load supported by the first Finland plot; the availability and timing of capacity for potential tenants in Norway and Finland; the advancement and potential conversion of lease and other offtake discussions; the financing and timing of capital expenditures required for tenant deployment; the Company's anticipated capital requirements before lease execution; and the Company's business strategy and long-term infrastructure growth.

Forward-looking information is based on management's current expectations, estimates, forecasts and projections and on assumptions that management believes are reasonable as of the date of this news release, including assumptions regarding: timely delivery, installation and commissioning of transformers, high-voltage cable and other equipment; construction progress; receipt and maintenance of required permits, approvals and grid connections; the availability and cost of power, labour, equipment, contractors and project financing; the Company's ability to maintain its bitcoin mining operations and generate operating cash flow; bitcoin prices and network conditions; the availability and suitability of the Norway and Finland sites; the ability to complete power and data center development on the anticipated schedule; the Company's ability to negotiate and enter into definitive lease or other offtake agreements on acceptable terms; and the continued performance of consultants, suppliers and project partners.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those expressed or implied by such information, including risks relating to construction and commissioning delays; equipment delivery, installation or performance; permitting, zoning, grid connection and power availability; increases in development, energy, equipment, labour or financing costs; the availability of financing on acceptable terms; bitcoin price volatility, network difficulty and other conditions affecting mining economics; counterparty and customer demand; the ability to negotiate and execute definitive agreements; changes in market, economic, regulatory or technological conditions; and the other risks described in the Company's public disclosure documents available under its profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. There can be no assurance that the Company's plans, intentions or expectations will be achieved. Readers should not place undue reliance on forward-looking information. Except as required by applicable securities laws, the Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Neither the Canadian Securities Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.